

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

> **Re: Cartica Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-41198**

Dear Suresh Guduru:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation